UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: August 09, 2013

Consolidated Results Report First Semester of 2013 August 08, 2013

Notes to the Consolidates Results Report i) Graña y Montero Initial Public Offering in the New York Stock Exchange On July 24th, 2013, Graña y Montero S.A.A., became the first Peruvian engineering and construction company to be listed in the New York Stock Exchange (NYSE), after the successful completion of an initial public offering (IPO) of approximately US$314 million. The company issued 19’534,884 American Depositary Shares (ADSs), which represent 97’674,420 common shares of Graña y Montero S.A.A. The company also granted the underwriters an option for a period of 30 days to purchase a maximum of 2,930,233 additional ADSs, representing 14,651,165 common shares, to cover over‐allotments of ADSs. The offered price was US$ 21.13 per ADS, equivalent to S/.11.75 per common share. As a result of the offering, Graña y Montero is now listed in the NYSE with the “GRAM” ticker symbol. Credit Suisse, J.P. Morgan and Morgan Stanley acted as Global Coordinators; BTG Pactual as Joint Bookrunner; and BBVA Continental, Credicorp Capital e Interbank, as Co‐Managers of the offering. To access a copy of the offering prospectus please visit the official website of the Securities and Exchange Commission at www.sec.gov. ii) EBITDA As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the international market practice for the EBITDA calculation has been adopted. The EBITDA calculation will start from the net income, figure to which the taxes, exchange rate differences and interests expenses will be returned to, whilst the depreciation and amortization will be added. We previously reported the EBITDA calculated as operational income plus depreciation and amortization. Moreover, as of this quarter, we will report an adjusted EBITDA, which will include adjustments to the Real Estate EBITDA as well as to the Metro de Lima EBITDA. ∙ Real Estate EBITDA: the proportional part of the land component of the units delivered during the period, will be added; ∙ Metro de Lima : the financial expenses considered, as well as the capital amortization applied to the corresponding long‐term account receivable during the period, will be added.

Consolidated Results Report ‐ First Semester of 2013 iii) Backlog As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the reporting method of the company’s Backlog will have modifications in the Infrastructure and Real Estate segments according to what is following described. Engineering and Construction and Technical Services will continue to report their backlog according to the local market, therefore the total signed contracts will be reported. ∙ Infrastructure: the Oil & Gas business and the Norvial highway are not included as backlog. ∙ Real Estate: only the sold units which are pending of delivery are reported as backlog. iv) Technical Services The segment that was previously reported as Services, will be reported as Technical Services from now on. Consolidated Results Report ‐ First Semester of 2013

• The Group achieved Revenues of S/. 2,681.9 MM in the first six months of 2013, a 15.6% growth compared to the first semester of 2012 • Gross Profit reached S/.461.7 MM in the first semester of 2013, increasing 31.7% compared to the result obtained in the first semester of 2012 • Adjusted EBITDA was S/.492.9 MM in the first six months of 2013, higher by 32.8% than the result obtained in the first six months of 2012 • Net Income was S/. 122.3 MM in the first semester of 2013, representing a decrease of 6.8% compared to the same period of 2012 • Backlog reached US$ 4,177 MM in the first semester of 2013, a 52.9% increase compared to first semester of 2012 CONSOLIDATED QUARTERLY CUMULATIVE REVENUES (S/. MM) 1,090 2,308 3,661 5,232 1,268 2,682 0 1,000 2,000 3,000 4,000 5,000 6,000 1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 REVENUES BY SEGMENT EBITDA BY SEGMENT NET INCOME BY SEGMENT Engineering & Construction 65.9% Technical Services 18.0% Infrastructure 9.8% Real Estate 6.3% Engineering & Construction 57.1% Technical Services 9.5% Infrastructure 21.3% Real Estate 12.1% Engineering & Construction 73.3% Technical Services 9.0% Infrastructure 9.0% Real Estate 8.6% Note: the Consolidated Results Report presents the accumulated figures as of the second quarter of 2013 and 2012 Executive Summary

Grupo Graña y Montero
Consolidated Results Report - First Semester of 2013

Consolidated Results

Revenues.

Consolidated revenues reached S/. 2,681.9 MM during the first six months of 2013, an increase of 15.6% compared to the first six months of 2012.

The revenue growth during the first half of 2013 is explained mainly by the increase in the Engineering and Construction segment, primarily due to the increase in activity in the mining services and civil works divisions, and in a less extent to the revenues reported in Vial y Vives, company acquired in October 2012. Moreover, the growth in consolidated revenues is also explained by the Real Estate segment as a consequence of a larger amount of units delivered during this period.

Gross Profit.

Consolidated gross profit increased from S/.350.6 MM to S/.461.7 MM, equivalent to an increase of 31.7% compared to 2Q2012. Accordingly, Gross Margin increased from 15.1% in 2Q2012 to 17.2% in the 2Q2013. The gross profit growth is explained mainly by the Engineering and Construction segment, and by the better margins in the mining services contracts, as well as the better margins in the Real Estate segment (units delivered).

Profits & Losses Statement (Thousands S/.)	2Q 2012	2Q 2013	Var %
REVENUES	2,319,272	2,681,917	15.6%
GROSS PROFIT	**350,606**	**461,715**	**31.7%**
General Expenses	(117,964)	(169,776)	
Other Operational Expenses	17,970	15,022	
Others	539	(674)	
OPERATIONAL INCOME	**251,151**	**306,286**	**22.0%**
Financial Expenses	(14,500)	(20,814)	
Participation in Associates	0	19,221	
Exchange rate difference	2,694	(65,060)	
PRETAX INCOME	**239,345**	**239,634**	**0.1%**
Taxes	(75,213)	(79,206)	5.3%
Minority Interests	(32,847)	(38,135)	
NET INCOME	**131,285**	**122,292**	**-6.8%**
EBITDA	**363,022**	**463,047**	**27.6%**
ADJUSTED EBITDA	**376,524**	**492,884**	**30.9%**

Financial Ratios	2Q 2012	2Q 2013
Gross Margin	15.1%	17.2%
Operating Margin	10.8%	11.4%
Net Margin	5.7%	4.6%
EBITDA Margin	15.7%	17.3%
Adjusted EBITDA Margin	16.2%	18.4%
Financial Debt	673,773	1,223,228
Financial Debt / EBITDA	0.46	0.66
ROE	21.8%	21.0%

Balance Sheet (Thousands S/.)	2Q 2012	2Q 2013
Current Assets	2,688,583	3,109,187
Non Current Assets	1,498,638	2,236,931
Total Assets	**4,187,220**	**5,346,118**
Current Liabilities	2,094,361	2,442,169
Non Current Liabilities	548,783	1,047,873
Total Liabilities	**2,643,144**	**3,490,042**
Equity	1,228,349	1,437,820
Minority Interests	315,727	418,256
Total Equity	**1,544,076**	**1,856,076**
Total Liabilities and Equity	**4,187,220**	**5,346,118**

The "Participation in Associates" account registers the profit generated in projects where Vial y Vives (company acquired by GyM S.A. in the last quarter of 2012) has a minority participation, as well as the minority participation GyM S.A. has in Viva GyM.

Exchange rate difference.

During the first half of 2013, the Nuevo Sol depreciated against the US Dollar, from S/. 2.551 per dollar as of December 31, 2012, to S/. 2.783 per dollar as of June 30, 2013. During 2Q2013, the company registered an exchange rate difference loss of –S/.65.1 MM compared to the S/.2.7 MM profit in 2Q2012.

Net Income. Consolidated Net Income was S/. 122.3 MM in 2Q2013, influenced by the exchange rate difference registered during the analyzed period, a result that is equivalent to a 6.8% lower Net Income compared to 2Q2012. Stable Cash Flows. Regarding stable long term cash flows, during the 2Q2013, 41.8% of the consolidated EBITDA is originated from Stable Cash Flows businesses. The EBITDA generated from these businesses allows us to cover the Interest Expenses of the company in 1.5x times. Consolidated Results Report ‐ First Semester of 2013

Consolidated Results Backlog. Consolidated Backlog reached US$ 4,177 MM as of 2Q2013, equivalent to an increase of 52.9% compared to the 2Q2012. From the total consolidated Backlog as of 2Q2013, US$ 1,153.0 MM will be executed during the remaining of 2013, US$ 1,528 MM in 2014, and the remaining in 2015 and the following years. Backlog does not include the Oil and Gas sub segment, nor the Norvial toll road concession, businesses that are reported as recurrent businesses. For further detail of the backlog, please go to the appendix page. 2,732 2,787 4,166 4,291 1,153 1,528 1,496 ‐ 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 5,000 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 +52.9% 2015+ 2014 2013 4,177 Capital Expenditures. Capital Expenditures (CAPEX) amounted to S/. 382.5 MM (US$ 137.4 MM) in the 2Q2013, which represents an increase of 21.5% compared to 2Q2012 figures. The CAPEX distribution per Business Areas is: Infrastructure represents 59.3% , followed by Engineering and Construction with 18.3%, Real Estate with 18.3% and Services with 4.6%, and a smaller percentage invested for corporate purposes (office building). Backlog by Segment Backlog by Sector Backlog by type of client Backlog by geography Engineering & Construction 73% Infrastructure 9% Real Estate 2% Technical Services 19% Mining Projects 20% Mining Services 34% Oil and Gas 1% Electricity 18% Water and Sewage 3% Real Estate 6% Transport 16% Others 2% Private 81% Public 10% Cofinanced Concessions 4% Private Concessions 5% Foreign 22% Perú 78%

Indebtedness. Consolidated Financial Debt amounted to S/. 1,223.2 MM (US$ 439.5 MM) in the 2Q2013, a 81.5% increase compared to 2Q2012. This increase is explained mainly by the medium term loan credit agreement of up to US$ 150 MM with a group of financial institutions for the funding of the trains belonging to the Line 1 of the Lima’s Metro, signed in February 2013; and in a less extent, buy the loan financing GMP raised for its gas processing plant. Less than Between 1 and Between 2 and More than 1 year 2 years 5 years 5 years Total debt S/. 469,341 383,886 343,618 26,383 1,223,228 Total debt US$ 168,646 137,940 123,470 9,480 439,536 Total • In terms of tenor, 38.4% of the consolidated financial debt (S/. 469.3 MM), corresponds to short‐term financial obligations and the remaining (S/.753.9 MM) corresponds to long‐term financial obligations. • In terms of currency, 8.2% of the consolidated financial debt is denominated in Nuevos Soles and 87.2% in Dollars, while the balance is denominated in Chilean pesos. Consolidated leverage, measured through the Gross Financial Debt / Net Worth, reached 0.66x , while the Gross Financial Debt / EBITDA reached 1.32x in 2Q2013. It’s worth mentioning that the total Available Cash is S/. 418.9 MM as of 2Q2013. Consolidated Results Report ‐ First Semester of 2013

Grupo Graña y Montero
Consolidated Results Report - First Semester of 2013

Infrastructure

Profits & Losses Statement (Thousands S/.)	2Q 2012	2Q 2013	Var %
REVENUES	252,649	271,162	7.3%
GROSS PROFIT	**86,248**	**75,176**	**-12.8%**
General Expenses	(15,681)	(14,667)	
Other Operational Expenses	(887)	246	
Others	539	324	
OPERATIONAL INCOME	**70,219**	**61,079**	**-13.0%**
Financial Expenses	**(11,681)**	**(8,741)**	
Participation in Associates	-	359	
Exchange rate difference	(317)	(32,032)	
PRETAX INCOME	**58,221**	**20,665**	**-64.5%**
Taxes	(16,795)	(7,543)	-55.1%
Minority Interests	(8,904)	(1,420)	
NET INCOME	**32,522**	**11,702**	**-64.0%**
EBITDA	**103,144**	**100,230**	**-2.8%**
ADJUSTED EBITDA	**104,176**	**108,010**	**3.7%**

Financial Ratios	2Q 2012	2Q 2013
Gross Margin	34.1%	27.7%
Operating Margin	27.8%	22.5%
Net Margin	12.9%	4.3%
EBITDA Margin	40.8%	37.0%
Adjusted EBITDA Margin	41.2%	39.8%
Financial Debt	157,860	214,925
Financial Debt / EBITDA	0.77	1.07
ROE	15.0%	13.1%

The Infrastructure Segment registered higher revenues the first semester of 2013, due to the increase in revenues of the Line 1 of Lima's Metro compared to the first semester of 2012, due to the fact that in the first semester of 2012 the operation was not registered for the complete semester since it began in February. Additionally, the higher revenues are also explained by higher profit in the highways mainly due to an increase in the traffic flow of Norvial , as well as the advance in the construction of La Chira water treatment plant.

Moreover, the oil business revenues were lower compared to the first semester of 2012, due to a decrease in the international oil prices (average price per basket of oils of US$ 101/bbl in the first semester of 2013 vs. US$ 106/bbl in the first semester of 2012). This was partially compensated by a higher average production volume obtained during the second quarter of 2013 (BDP 1,490 vs BDP 1,324). In addition, the revenues of the natural gas plant were affected by the decrease in generation of demand from EEPSA, whilst, Consorcio Terminales registered higher levels of fuel storage and dispatch during the first semester of 2013.

Net income was reduced due to the reason explained before, as well as to the impact in the devaluation of the Nuevo Sol registered during the first semester of 2013. The exchange rate effect for the Infrastructure segment is mainly explained by the bridge loan of the Lima Metro which was issued in American Dollars.

Gross Profit was affected by lower results in the oil business, which were previously explained, and on the other hand, it was affected by the delay in the start of operations of the new trains, which was postponed because of delays in approvals from the Ministry. By the end of July, a preliminary addendum was signed, which allowed to put into operation five new trains temporarily, expecting for the definite approval to be issued by the end of August.

Grupo Graña y Montero

Consolidated Results Report - First Semester of 2013

Engineering and Construction

Profits & Losses Statement (Thousands S/.)	2Q 2012	2Q 2013	Var %
REVENUES	1,533,357	1,818,221	18.6%
GROSS PROFIT	**174,966**	**261,062**	**49.2%**
General Expenses	(66,051)	(101,514)	
Other Operational Expenses	302	7,529	
Others	-	-	
OPERATIONAL INCOME	**109,217**	**167,077**	**53.0%**
Financial Expenses	**308**	**987**	
Participation in Associates	5,538	24,534	
Exchange rate difference	2,033	(22,571)	
PRETAX INCOME	**117,096**	**170,027**	**45.2%**
Taxes	(37,270)	(54,764)	46.9%
Minority Interests	(2,782)	(20,065)	
NET INCOME	**77,044**	**95,197**	**23.6%**
EBITDA	**170,870**	**268,738**	**57.3%**
ADJUSTED EBITDA	**-**	**-**	

Financial Ratios	2Q 2012	2Q 2013
Gross Margin	11.4%	14.4%
Operating Margin	7.1%	9.2%
Net Margin	5.0%	5.2%
EBITDA Margin	11.1%	14.8%
Adjusted EBITDA Margin	-	-
Financial Debt	319,713	326,628
Financial Debt / EBITDA	0.94	0.61
ROE	37.9%	36.2%

The growth in revenues of the Engineering and Construction segment in the first semester of 2013 was mainly driven by Stracon GyM, due to higher operating volumes in the mining services projects awarded in 2012. It was also due to higher activity in the civil works division and in less extent to the revenues registered during the first semester of Vial y Vives, which is a company that was acquired in October 2012.

The growth in the Gross Margin is explained by the growth of revenues, and additionally by the improved margins in the contract mining business due to the execution phase the projects are in.

Moreover, the Engineering and Construction segment registers the profit for the minority participation Vial y Vives holds in several of its projects, as well as the minority participation of GyM in Viva GyM in the line "Participation in Associates".

The Net Income at the end of the first semester of 2013 was S/. 95.2 MM, which represents an increase of 23.6% compared to the first semester of 2012. Net Income was affected by a exchange rate difference of S/. 22 .6MM, nonetheless the period closed with a net margin of 5.2% which is similar to the one registered in the first semester of 2012.

EBITDA was S/. 268.7 MM in the 2Q2013, higher by 57.3% compared to last year's result. This is explained by higher operating results.


REVENUES (Million of S/.)
84
87
+ 18.9%
1,445
1,731
GMI
GyM
2Q2012
2Q2013


EBITDA (Million of S/.)
+ 61.7%
15
13
152
255
GMI
GYM
2Q2012
2Q2013


NET INCOME (Million of S/.)
6
+40.3%
7
61
89
GMI
GYM
2Q2012
2Q2013

Capital expenditures (CAPEX) For the first semester of 2013 amounted to US$ 25.1 MM (S/. 69.9 MM), from which US$ 12.5 MM correspond to purchases of machinery for construction and U$ 9.3 MM for the purchase of mining equipment for the mining services contracts. Backlog. The Engineering and Construction segment reported a Backlog of US$ 3,048 MM in the firs semester of 2013, amount that is equivalent to a 63.5% increase compared to the amount registered for the same period of 2012. By the end of the first semester of 2013, two new contracts for the construction of the extension of the Cerro Verde Mine were registered in the backlog for US$ 190 MM. The total Backlog will be executed as follows: US$ 840.3 MM in 2013, US$ 1,155.1 MM in 2014 y US$ 1,052.3 MM in the following years. Cost plus Fee 58% EPC 15% Lump Sum 3% Unit Price 24% Backlog by type of contract Consolidated Results Report ‐ First Semester of 2013

30 16 6 5 0 2 1 ‐4 ‐16 2Q2012 2Q2013 NET INCOME (Million of S/.) GyM Ferrovías La Chira Canchaque Survial Norvial GMP ‐ 64.0% 141 128 41 44 12 21 7 27 34 45 2Q2012 2Q2013 REVENUES(Million of S/.) GyM Ferrovías La Chira Canchaque Survial Norvial GMP + 7.3% 70 61 32 34 1 0 0 4 6 3 ‐5 ‐3 2Q2012 2Q2013 EBITDA (Million of S/.) GyM Ferrovías La Chira Canchaque Survial Norvial GMP ‐ 2.8% 240 242 413 443 387 ‐ 50 100 150 200 250 300 350 400 450 500 2Q12 3Q12 4Q12 1Q13 2Q13 Infrastructure: BACKLOG (US$ MM) + 61.3% Capital Expenditures (CAPEX) for the first semester of 2013 amounted to a S/. 227.0 MM (US$ 81.6 MM) corresponding mainly to Lima Metro (75.7%) as well as to the investments in the Oil and Gas business. Backlog. The Infrastructure Area reported a Backlog of US$ 387.4 MM in the first semester of 2013, meaning a 61.3% increase compared to the amount registered in the first semester of 2012. The total Backlog of the Infrastructure Segment will be executed as follows: US$ 87.2 MM in 2013, US$ 136.7 MM in 2014 and US$ 163.4 MM in the following years. The Adjusted EBITDA at the end of the first semester of 2013, was of S/. 108.0 MM representing a margin of 39.8%, which is lower than the margin of 41.2% obtained in the first semester of 2012. This is explained by the impact in the operating results previously described. Consolidated Results Report ‐ First Semester of 2013

Grupo
Graña y
Montero
Consolidated Results Report - First Semester of 2013

Real Estate

Revenues for the fist semester of 2013 include the delivery of 886 housing units belonging mainly to Parques del Agustino, Villa El Salvador, Parque Central and Cipreses projects, as well as to the sale of a piece of land from Almonte for a total amount of S/. 16.2 MM. When comparing the data to the first semester of 2012, revenues included the delivery of 353 housing units belonging to the projects Parque Central, Parques de Carabayllo, amongst others, as well as to the sale of a piece of land from Almonte for S/.45.6 MM.

Profits & Losses Statement (Thousands S/.)	2Q 2012	2Q 2013	Var %
REVENUES	92,135	174,740	89.7%
GROSS PROFIT	**56,086**	**66,009**	**17.7%**
General Expenses	(3,423)	(9,064)	
Other Operational Expenses	(3,670)	(468)	
Others	-	(998)	
OPERATIONAL INCOME	**48,993**	**55,479**	**13.2%**
Financial Expenses	**(1,754)**	**(1,631)**	
Participation in Associates	-	72	
Exchange rate difference	418	(8,543)	
PRETAX INCOME	**47,657**	**45,376**	**-4.8%**
Taxes	(14,577)	(12,627)	-13.4%
Minority Interests	(24,663)	(21,561)	
NET INCOME	**8,418**	**11,188**	**32.9%**
EBITDA	**50,984**	**57,019**	**11.8%**
ADJUSTED EBITDA	**58,062**	**76,510**	**31.8%**

Within the executed projects during the quarter, we can mention: Parque Central (Cercado de Lima), Los Parques de Carabayllo (Carabayllo), Los Parques de El Agustino II, Los Parques de Piura, Los Parques de San Martin de Porres and Real 8 (San Isidro). 88% of the projects are been executed in Lima, whilst 12% of them are been executed in other provinces of Peru.

Financial Ratios	2Q 2012	2Q 2013
Gross Margin	60.9%	37.8%
Operating Margin	53.2%	31.7%
Net Margin	9.1%	6.4%
EBITDA Margin	55.3%	32.6%
Adjusted EBITDA Margin	63.0%	43.8%
Financial Debt	67,000	139,722
Financial Debt / EBITDA	0.66	1.23
ROE	11.7%	11.5%

Gross Profit increased during the first semester of 2013 due to the increase in the delivered housing units during the period, as well as to the higher margins reported in the delivered housing units. On the other hand, the Gross Profit for this semester, includes the sale of a piece of land from Almonte for S/. 15.6 MM approximately, whilst in the first semester of 2012 it was S/. 43.5 MM.

Net Income closed the first semester of 2013 with of S/. 11.2 MM, representing an increase of 32.9% compared to the first semester of 2012, in spite of the exchange rate impact reported for the period of 2013.

The Adjusted EBITDA was S/. 76.5 MM in the first semester of 2013, higher by 31.8% compared to the first semester of 2012. The Adjusted EBITDA Margin decreased from 63.0% in the firist semester of 2012 to 43.8% in the first semester of 2013. This reduction in the margin is explained by the higher sales of pieces of land from Almonte during the first semester of 2012.

92 175 2Q2012 2Q2013 REVENUES (Million of S/.) +89.7% 51 57 2Q2012 2Q2013 EBITDA (Million of S/.) + 11.8% 8 11 2Q2012 2Q2013 NET INCOME (Million of S/.) + 32.9% 162 191 370 645 304 582 0 100 200 300 400 500 600 700 2Q2011 2Q2012 3Q2012 4Q2012 1Q2013 2Q2013 Delivered Housing Units Sold Housing Units 405 590 407 266 335 653 Capital Expenditures (CAPEX) in the first semester of 2013 amounted to S/. 55.1 M (US$ 19.8 MM), corresponding to the purchase of two pieces of land for the Pezet 583 building of 1,375m2 and acquired for US$ 17.0 MM, and another in Chiclayo of 8,100m2 and bought for US$ 1.3 MM. 107 120 108 115 96 ‐ 20 40 60 80 100 120 140 2Q12 3Q12 4Q12 1Q13 2Q13 Real Estate: BACKLOG (US$ MM) ‐10.3% Backlog. The Real Estate Segment reported a Backlog of US$ 96.2 MM in the 2Q2013, a 10.3% decrease compared to 2Q2012 due to the delivery of housing units. The main projects included in the Backlog are: Los Parques de San Martin de Porres, Parque Central, Real 8 and El Sol Barranco. The total Backlog of the Real Estate Area will be executed as follows: US$ 54.2MM in el 2013, US$ 32.4 MM in 2014 and the rest in the remaining years. Consolidated Results Report ‐ First Semester of 2013

Grupo Graña y Montero
Consolidated Results Report - First Semester of 2013

Technical Services

The revenues for the Technical Services segment decreased 2.9% compared to the same period in 2012, due to lower sales in the Electric Services business as a consequence of the closing of one the business lines the previous year. Moreover, the termination of two contracts for maintenance of roads during the first quarter of 2013 was compensated by the revenues generated from the contracts for maintenance of roads awarded by the end of 2012. Finally, the Information technology business increased its revenues due to new awarded projects.

Gross Profit increased mainly due to the growth in the Information Technology business, and to improved margins in the outsourcing division, as well as to better margins reported in the Electric Services business as a consequence of the improvement of processes implemented during the previous years.

Profits & Losses Statement (Thousands S/.)	2Q 2012	2Q 2013	Var %
REVENUES	510,591	495,635	-2.9%
GROSS PROFIT	**61,469**	**83,955**	**36.6%**
General Expenses	(55,098)	(71,199)	
Other Operational Expenses	16,159	12,571	
Others	-	-	
OPERATIONAL INCOME	**22,530**	**25,327**	**12.4%**
Financial Expenses	**(2,777)**	**(4,330)**	
Participation in Associates	-	474	
Exchange rate difference	1,217	(3,078)	
PRETAX INCOME	**20,970**	**18,393**	**-12.3%**
Taxes	(6,462)	(4,584)	-29.1%
Minority Interests	(1,540)	(2,072)	
NET INCOME	**12,967**	**11,737**	**-9.5%**
EBITDA	**41,442**	**44,504**	**7.4%**
ADJUSTED EBITDA	-	-	

Financial Ratios	2Q 2012	2Q 2013
Gross Margin	12.0%	16.9%
Operating Margin	4.4%	5.1%
Net Margin	2.5%	2.4%
EBITDA Margin	8.1%	9.0%
Adjusted EBITDA Margin	-	-
Financial Debt	124,972	126,594
Financial Debt / EBITDA	1.51	1.42
ROE	64.7%	48.2%

Additionally, in the line of other Operational Expenses/Income, the reversion of provisions related to the acquisition of CAM is registered. Those reversions were higher in the first semester of 2012 compared to the figures reported in the first semester of 2013. For further detail on this point, please go to the Audited Financial Statements of 2012.

The Net Income for the first semester was affected by the exchange rate differences, nonetheless it closed the period with a Net Margin of 2.4% which was similar to the one reported in the first semester of 2012.

The EBITDA for the first semester of 2013 was S/.44.5 MM, higher by 7.4% compared to the result from the same period of 2012. This is explained by the higher operating results described previously.

93 102 118 141 300 252 2Q2012 2Q2013 REVENUES (Million of S/.) CAM Concar GMD ‐2.9% 12 16 12 3 17 25 2Q2012 2Q2013 EBITDA (MIllion of S/.) CAM Concar GMD + 7.4% 2 3 6 2 5 7 2Q2012 2Q2013 NET INCOME (Million of S/.) CAM Concar GMD ‐9.5% Capital Expenditures (CAPEX) in the for the first semester of 2013 amounted to S/. 17.6 MM (US$ 6.3 MM). Backlog. The Services Area reported a Backlog of US$ 794.8MM in the first semester of 2013, amount that is equivalent to a 20.1% increase compared to the same period in 2012. This increase in backlog is mainly explained by new contracts for CAM, and three new contracts adjudicated to Concar for a total of US$300 MM approximately. The total Backlog of the Services Area will be executed as follows: US$ 224.2 MM in 2013, US$ 254.1 MM in 2014 and the remaining in the following years. 662 770 874 819 795 ‐ 100 200 300 400 500 600 700 800 900 1,000 2Q12 3Q12 4Q12 1Q13 2Q13 Services: BACKLOG (US$ MM) + 20.1% Consolidated Results Report ‐ First Semester of 2013

Grupo
Graña y Montero
Consolidated Results Report - First Semester of 2013

Annex: Profits & Losses Statement per Company

Figures in Thousands of S/.

	Engineering & Construction		Infrastructure						Real Estate	Services		
Estado de Resultados (Thousand of S/.)	GYM	GMI	GMP	NORVIAL	SURVIAL	CANCH	LA CHIRA	GYM FERROVIAS	Viva GyM	GMD	CONCAR	CAM
REVENUES	**1,731,464**	**86,757**	**127,560**	**43,975**	**20,619**	**7,260**	**26,811**	**44,937**	**174,740**	**102,440**	**141,392**	**251,803**
GROSS PROFIT	**236,631**	**24,431**	**42,928**	**22,997**	**487**	**4,269**	**3,471**	**1,024**	**66,009**	**23,245**	**18,969**	**41,741**
General Expenses	(89,502)	(12,012)	(7,602)	(1,645)	(884)	(501)	(173)	(3,862)	(9,064)	(15,027)	(19,125)	(37,047)
Other Operational Expenses	7,596	(67)	93	9	280	(2)	(3)	(131)	(468)	144	363	12,064
Others	-	-	210	-	-	-	-	114	(998)	-	-	-
OPERATIONAL INCOME	**154,725**	**12,352**	**35,629**	**21,361**	**(117)**	**3,766**	**3,295**	**(2,855)**	**55,479**	**8,362**	**207**	**16,758**
Financial Expenses	1,653	(666)	(3,010)	(2,661)	(418)	17	(1,736)	(933)	(1,631)	(1,103)	600	(3,827)
Participation in Associates	24,534	-	359	-	-	-	-	-	72	-	-	474
Exchange rate difference	(20,828)	(1,743)	(6,671)	(3,722)	2,989	1,222	2	(25,852)	(8,543)	(2,579)	(77)	(422)
PRETAX INCOME	**160,084**	**9,943**	**26,307**	**14,978**	**2,454**	**5,005**	**1,561**	**(29,640)**	**(10,103)**	**4,680**	**730**	**12,983**
Taxes	(51,678)	(3,086)	(9,281)	(4,372)	(738)	(1,504)	(470)	8,822	(12,627)	(1,609)	(236)	(2,739)
Minority Interests	(19,339)	(726)	(786)	(5,292)	(0)	(1)	(546)	5,205	(21,561)	(333)	1,258	(2,997)
NET INCOME	**89,067**	**6,131**	**16,240**	**5,314**	**1,716**	**3,500**	**546**	**(15,614)**	**(44,291)**	**2,738**	**1,752**	**7,247**
EBITDA	255,391	13,347	61,294	34,391	(45)	3,808	3,346	(2,564)	57,019	16,047	3,173	25,284
ADJUSTED EBITDA	-	-	-	-	-	-	-	7,781	76,510	-	-	-

Annex: Backlog Report to June 2013

Figures in Thousands of S/.

Company/Period	Initial Backlog	Executed Backlog	New Requests			Backlog Total	ANNUAL BACKLOG		
			TOTAL	IQ - 2013	IIQ - 2013		2013	2014	2015+
GyM	2,892,165	622,157	720,589	471,699	248,889	2,990,597	**819,122**	**1,119,163**	**1,052,312**
GMI	33,226	31,174	55,114	11,256	43,859	57,166	**21,189**	**35,977**	**0**
ENGINEERING & CONSTRUCTION	**2,925,391**	**653,331**	**775,703**	**482,955**	**292,748**	**3,047,763**	**840,311**	**1,155,140**	**1,052,312**
SURVIAL	74,430	7,409	10,476	1,321	9,154	77,497	**25,263**	**25,192**	**27,041**
CANCHAQUE	8,702	2,609	2,111	872	1,240	8,205	**1,382**	**2,729**	**4,094**
LA CHIRA	148,194	9,634	-42,523	24,991	-67,514	96,038	**36,650**	**55,735**	**3,653**
LINEA 1 METRO DE LIMA	182,112	16,147	39,692	18,250	21,441	205,657	**23,908**	**53,093**	**128,656**
INFRASTRUCTURE	**413,439**	**35,798**	**9,756**	**45,435**	**-35,679**	**387,397**	**87,203**	**136,749**	**163,444**
VIVA GYM	**108,426**	**62,788**	50,556	24,822	25,735	96,194	**54,219**	**32,383**	**9,591**
REAL ESTATE	**108,426**	**62,788**	**50,556**	**24,822**	**25,735**	**96,194**	**54,219**	**32,383**	**9,591**
GMD	84,830	36,809	27,035	15,003	12,032	75,055	**26,765**	**26,862**	**21,429**
CONCAR	352,017	50,806	10,630	-11,729	22,359	311,842	**121,831**	**103,794**	**86,217**
CAM	436,878	90,479	61,511	36,174	25,337	407,910	**75,587**	**123,447**	**208,876**
TECHNICAL SERVICES	**873,725**	**178,094**	**99,176**	**39,448**	**59,728**	**794,807**	**224,182**	**254,103**	**316,522**
ELIMINATIONS	**-155,031**	**-26,040**	-20,444	-9,534	-10,911	-149,435	-53,157	-50,651	-45,627
TOTAL	**4,165,950**	**903,971**	**914,747**	**583,126**	**331,621**	**4,176,725**	**1,152,758**	**1,527,724**	**1,496,242**

Annex: Recurrent Business Report to June 2013

Figures in Thousands of S/.

Company/Period	Initial Amount	Executed Amount	New Requests			Total Amount	ANNUAL AMOUNT		
			TOTAL	IQ - 2013	IIQ - 2013		2013	2014	2015+
GMP	303,361	45,835	33,586	12,614	20,973	291,112	**66,757**	**98,891**	**125,464**
NORVIAL	100,389	15,801	21,519	24,436	-2,917	106,106	**17,086**	**34,238**	**54,782**

Contacts: Mónica Miloslavich Hart Chief Financial Officer (51) 213 6565 mmiloslavich@gym.com.pe Dennis Gray Febres Investor Relations (51) 213 6583 (51) 995 11 6688 dgray@gym.com.pe www.granaymontero.com.pe